UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             V.I. Technologies, Inc.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  917920 10 0
                                  -----------
                                 (CUSIP Number)

                                  June 4, 2003
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [X] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

                                Page 1 of 5 Pages

CUSIP No.    917920 10 0


1    Name of Reporting Person:   Pall Corporation
     I.R.S. Identification No. of above person (entities only): 11-1541330


2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]


3    SEC Use Only


4    Citizenship or Place of Organization: New York


     NUMBER OF       5    Sole Voting Power:  6,400,081
       SHARES
    BENEFICIALLY     6    Shared Voting Power: -0-
      OWNED BY
        EACH         7    Sole Dispositive Power:  6,400,081 shares
     REPORTING
       PERSON        8    Shared Dispositive Power: -0-
        WITH

9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                6,400,081 shares

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                       (See Instructions):   [ ]

11   Percent of Class Represented by Amount in Row (9): 15.7%*

12   Type of Reporting Person:    CO


______________
* The Issuer has advised the Reporting Person that as of the close of business on June 4, 2003, there were 40,798,339 shares of Common Stock outstanding.


                                Page 2 of 5 Pages

Item 1.

(a)     Name of Issuer: V.I. Technologies, Inc.

(b)     Address of Issuer's Principal Executive Offices:
                                                  134 Coolidge Avenue
                                                  Watertown, Massachusetts 02472

Item 2.

(a)     Name of Person Filing: Pall Corporation

(b)     Address of Principal Business
          Office or, if none, Residence:    2200 Northern Boulevard
                                            East Hills, New York 11548

(c)     Citizenship: New York

(d)     Title of Class of Securities: Common Stock, $.01 par value

(e)     CUSIP Number:  917920 10 0

Item 3.

        Not applicable.

Item 4.     Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned (as of June 4, 2003): 6,400,081 shares

(b)     Percent of class: 15.7%*

______________
* The Issuer has advised the Reporting Person that as of the close of business on June 4, 2003, there were 40,798,339 shares of Common Stock outstanding.

                                Page 3 of 5 Pages

(c)     Number of shares as to which the person has:

        (i)   sole power to vote or to direct the vote: 6,400,081shares

        (ii)  shared power to vote or to direct the vote: -0-

        (iii) sole power to dispose or to direct the disposition of: 6,400,081 shares

        (iv)  shared power to dispose or to direct the disposition of: -0-

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.



                                Page 4 of 5 Pages

Item 10.    Certification

            By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 5, 2003

                                             PALL CORPORATION



                                             By: /s/ Mary Ann Bartlett
                                                 ---------------------
                                                   Mary Ann Bartlett
                                                   Secretary




                                Page 5 of 5 Pages